JONES & HALEY, P.C.

ATTORNEYS AT LAW

SOUTH TERRACES, SUITE 170

115 PERIMETER CENTER PLACE

ATLANTA, GEORGIA 30346-1238

RICHARD W. JONES

www.corplaw.net

Telephone 770-804-0500

Email: jones@corplaw.net

Facsimile  770-804-0509

February 27, 2014

Mr. Tom Kluck

Legal Branch Chief

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn:  Folake Ayoola, Attorney Advisor

RE:

Global Earth Energy, Inc.

Information Statement on Schedule 14C

Filed January 28, 2014

File No. 000-31343

(J&H File No. 3793.06)

Dear Ms. Ayoola:

This firm represents Global Earth Energy, Inc., (the “Company”), which filed its Information Statement on Schedule 14C on January 28, 2014.  This Information Statement dealt primarily with an Amendment to the Articles of Incorporation of the Company that would authorize additional shares of common stock.  Your office provided comments to the above-referenced filing by your letter dated February 14, 2014.  The following is a response to that comment letter:

General

1.

You have requested that we provide the information required by Item 11 of Schedule 14(a) with respect to the stock plans referenced in the Information Statement.  However, the stock plans referenced in the Information Statement were stock plans that the Company may or may not authorize in the future.  There was no reference to current stock plans, because all current stock plans have been completed and there are no available shares that have been authorized under existing stock plans.  We discussed these facts with the staff, and as a result, we do not believe that there is any information to provide under Item 11 of Schedule 14(a).

2.

You have requested that the Company provide the information required by Item 12 of Schedule 14(a) with respect to the conversion of the Promissory Notes.  As we discussed with the staff, the Company currently has one (1) convertible Promissory Note.  That Promissory Note was issued in December, 2013 when the Company borrowed funds from a private party with whom management has a prior existing relationship.  The funds were used to provide working capital for the Company.  I am not sure that the conversion of a Note to common stock is what the language in Item 12 of Schedule 14(a) is intended to address since it refers to an exchange of outstanding securities.  Nonetheless, we have modified page four (4) of the Information Statement to include the information required by Item 12 of Schedule 14(a).  We are also providing a red-lined copy of the Information Statement as “correspondence” to highlight the changes that were made to the previous filing.

Ms. Folake Ayoola

February 27, 2014

Hopefully, these disclosures are responsive to your comment letter and your further comments by telephone.  If you have any additional questions, or if you need additional clarification of the issues discussed, please contact me at the telephone number listed above.

Sincerely,

JONES & HALEY, P.C.

/s/ Richard W. Jones

RWJ:sd

Cc

Betty Harland